Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hicks Acquisition Company I, Inc.:
We consent to the use of our reports with respect to the financial statements and the effectiveness of internal control over financial reporting included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated March 9, 2009 contains an explanatory paragraph that states that the Company must consummate a business combination by September 28, 2009 or be dissolved. This condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
KPMG LLP

Dallas, Texas

September 4, 2009